UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

 MEDINA INTERNATIONAL HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Colorado	000-27211	84-1469319
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5805 State Bridge Road, Suite G-328, Duluth, Georgia 30097

 (Address of Principal Executive Offices)

(866) 883-3793

(Registrant's Telephone Number, Including Area Code)

Arturo "Jake" Sanchez, CEO

5805 State Bridge Road, Suite G-328, Duluth, Georgia 30097

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

MEDINA INTERNATIONAL HOLDINGS, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

Notice of Anticipated Change in the Majority of the Board of Directors

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock, par value $0.0001 per share ("Common Stock"), of Medina International Holdings, Inc., a Colorado corporation (the "Company"), at the close of business on May 13, 2016, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 under that Exchange Act, in connection with an anticipated change in majority control of the Company's board of directors (the "Board") other than by a meeting of stockholders.

The change in the majority of directors and the appointment of new members to the Board of Directors is expected to take place no earlier than 10 days after the date this information statement is filed with the Securities and Exchange Commission (the "SEC") and transmitted to our stockholders in accordance with Rule 14f-1. This Information Statement is being mailed to the stockholders on or about June 3, 2016.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On April 29, 2016, Medina International Holdings, Inc. (the "Company") entered into an Acquisition and Purchase Agreement with Medical Innovation Holdings, a Joint Venture ("MedHold") with an effective date of April 29, 2016, whereby all of the assets of MedHold would be acquired by the Company from MedHold.

CHANGE OF BOARD OF DIRECTORS

In connection with the Acquisition and Purchase Agreement, among other things as more fully described therein:

a)       In connection with the closing of the Acquisition and Purchase Agreement on April 29, 2016, and effective ten days after mailing of this Notice pursuant to Section 14(f) of the Securities Exchange Act of 1934, John Erich Lewis and Michael J. Gallo resigned as Officers and Directors of the Company, effective ten days after mailing this Section 14(f) Notice to Shareholders.  Daniel Medina and Madhava Rao Mankal resigned as Directors upon filing of the Form 10K and Form 10Q filings on May 13, 2016.  John Stol and Raimundo Dias are appointed as Directors concurrent with the transactions herein described effective May 13, 2016, and Arturo Sanchez and Lawrence Litowitz are appointed effective ten days after the mailing of the Section 14(f) Notice to Shareholders.

b)       Certain parties to the divestiture of Harbor Guard Boats, including former President Daniel Medina, former Chief Financial Officer Madhava Rao Mankal, and Albert Mardikian, also agreed to reduce their ownership in stock and options of the Company as further described in the Acquisition and Purchase Agreement filed with the SEC on May 17, 2016 (www.sec.gov).  A total of 35,000,000 common shares owned by Madhava Rao Mankal, Daniel Medina and Albert Mardikian, and MGS Grand Sports, Inc. were conveyed under separate Share Purchase Agreements to retire to treasury for $100 each;

c)       The outstanding note for legal fees for a total of $256,000, approximately, plus accrued interest thereon, was assumed and agreed to be paid in accordance with the terms thereof, without defenses or disagreements thereto at the time of closing.  The outstanding balances due to the auditor (approximately $18,000, including current quarter review fees) and transfer agent (approximately $1,500) shall be paid as the earnest money; and

d)       The Company approved the issuance of 351,000,000 shares of the Company's restricted common stock to MedHold's designees.

e)       30 shares of Series "A" Convertible Preferred Stock (Super Majority Voting) of Medina International Holdings, Inc. from Madhava Rao Mankal and Daniel Medina shall be conveyed for $100 to MedHold.

f)        Also effective as of May 13, 2016, Arturo "Jake" Sanchez was appointed as the Chief Executive Officer, Lawrence Litowitz as Interim Chief Financial Officer and Raimundo Dias as Corporate Secretary.

To the best of the Company's knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, did not hold any previous position with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the our knowledge, none of the incoming officers or directors or existing officers or directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise  limiting such person's involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

VOTING SECURITIES

As of the date of this Information Statement, the authorized capital stock of the Company consisted of (i) 500,000,000 shares of Common Stock, of which 56,090,117 shares are outstanding as of May 13, 2016, (ii) 50 shares of Series "A" Convertible Preferred Stock (the "Series "A" Convertible Preferred Stock") of which 30 shares are outstanding, (iii) 100 shares, no par value, of Series "B" Convertible Preferred Stock (the "Series "B" Convertible Preferred Stock") of which zero shares are outstanding; (iv) 500 shares, with a $0.001 par value, of Series "C" Convertible Preferred Stock (the "Series "C" Convertible Preferred Stock") of which zero shares are outstanding.

Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

Each 1 share of Series "A" Convertible Preferred Stock shall be converted into 1% of the Company's common stock outstanding at the time of conversion.

Each 1 share of Series "B" Convertible Preferred Stock shall be converted into 0.2% of the Company's common stock outstanding at the time of conversion.

Each 1 share of Series "C" Convertible Preferred Stock shall be convertible into 62,500 common shares of the Company's common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of:

  the shares of Common Stock immediately prior to the Effective Date based on 56,090,117 shares outstanding; and

  the shares of Common Stock immediately after the Effective Date, based on 372,090,117 shares outstanding;

  each current director and executive officer of Company and each person nominated to become a director following the Effective Date;

  all current executive officers and directors of the Company as a group (including in the post-Effective Date chart, only the director nominees and not the current directors); and

  each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock.

Beneficial ownership has been determined in accordance with applicable SEC rules, under which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power with respect to such securities or has the right to acquire beneficial ownership within 60 days.

Before the Acquisition and Divestiture

The percentages are based on 56,090,117 shares of common stock issued and outstanding as of April 29, 2016.

Name, Address & Nature of Beneficial Owner	Title of Class	Shares	Percent of Class (1)
Daniel Medina, Director & President, 191 Kettering Dr., Ontario, CA 91761	Common Stock	11,901,102	21.22%

Madhava Rao Mankal, Director & CFO, 191 Kettering Dr., Ontario, CA 91761	Common Stock	11,952,101	21.30%

Michael J. Gallo, Director, 294 South Leland Norton Way, San Bernardino, California 92408	Common Stock	293,750	0.52%

John Erich Lewis, Director, 191 Kettering Dr., Ontario, CA 91761	Common Stock	521,250	0.93%

Albert Mardikian, 45 Goleta Ave., Corona Del Mar, CA 92625	Common Stock	11,995,667	21.39%

Total Officers & Directors, as a group (4 Individuals)		24,668,203	43.97%

 (1) The percentages are based on 56,090,117 shares of common stock issued and outstanding as of April 29, 2016.

Following the Acquisition and Purchase Agreement Date and as of the Effective Date

The information below is based on the number of shares of MIHI common stock that we believe was beneficially owned by each person or entity as of closing of the transaction based on 372,090,117 shares issued and outstanding (post transaction).

Name and Address of Beneficial Owner (1)	Nature of Beneficial Ownership	Amount and Nature of Beneficial Owner	Percent of Class (2)
OB Holdings, LLP	Common Stock	154,000,000	43.84%
Elk Health Holdings, LLC	Common Stock	144,000,000	41.02%
IMS Group, LLC	Common Stock	17,000,000	4.84%
Arturo "Jake" Sanchez, CEO	Common Stock	20,000,000	5.7%
Reliable Energy Management Information, LLC (3)	Common Stock	1,000,000	0.28%
Dr. Christopher Leggett, CMD	Common Stock	4,000,000	1.14%
John Stol, Director	Common Stock	3,000,000	0.85%
Lawrence Litowitz, Interim CFO	Common Stock	1,000,000	0.28%
Derrick Orosa	Common Stock	7,000,000	2%
OB Holdings, LLP	Series "A" Convertible Preferred Stock	18	60%
Elk Health Holdings, LLC	Series "A" Convertible Preferred Stock	12	40%
All Officers and Directors as a group (4 people)	Common Stock	41,000,000	11.67%

(1) The address of each person listed above, unless otherwise indicated, is c/o Medina International Holdings, Inc.,5805 State Bridge Road, Suite G-328, Duluth, Georgia 30097.
(2) Includes the unvested shares as if fully earned
(3) Dr. Leonard Makowka, Strategic Medical Manager, is a 33% Interest Holder Member of LLC.

DIRECTORS AND EXECUTIVE OFFICERS

Identification of Directors and Executive Officers

In connection with the closing of the Acquisition and Purchase Agreement on April 29, 2016, and effective ten days after mailing of this Notice pursuant to Section 14(f) of the Securities Exchange Act of 1934, John Erich Lewis and Michael J. Gallo have resigned as Officers and Directors of the Company.  Daniel Medina and Madhava Rao Mankal resigned as Directors and Officers upon filing of the Form 10K and Form 10Q filings on May 13, 2016.  John Stol and Raimundo Dias are appointed as Directors concurrent with the transactions herein described, and Arturo Sanchez and Lawrence Litowitz are appointed as Directors effective ten days after the mailing of the Section 14(f) Notice to Shareholders.

All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by our Board and their terms of office are at the discretion of our Board.

Prior to the Acquisition and Purchase Agreement

The Company's directors and executive officers, their ages, and positions held are as follows:

Name	Age	Position

Daniel Medina	62	President & Director until May 13, 2016 resignation
Madhava Rao Mankal	65	Chief Financial Officer & Director until May 13, 2016 resignation
John Erich Lewis	48	Director resigning effective ten days after mailing of this 14(f)
Michael J. Gallo	56	Director resigning effective ten days after mailing of this 14(f)

Biographies of Officers and Directors Prior to Acquisition and Purchase Agreement

DANIEL MEDINA, President and Director

Mr. Medina worked as a Sales Representative and Production Manager with Rosemary's Draperies from 1973-1985. Daniel Medina owned Lavey Craft Boat Co. from 1985-1992. Mr. Medina was also a partner in California Cool Custom Boats from 1992- June 1997. He worked as the designer and manufacturer of all of their boats. Mr. Medina served as Director of Sales and Marketing and Production Manager for Sonic Jet Performance, Inc. from October 1999 to October 2001 and successfully increased the company revenue by 50%. He has extensive experience in every phase of sales, marketing and manufacturing. Mr. Medina also serves as an officer and director of Genesis Companies Group, Inc.

MADHAVA RAO MANKAL, Chief Financial Officer and Director

Mr. Mankal has more than 30 years of experience as an executive. He served as President and the Chief Financial Officer of Force Protection, Inc. (formerly Sonic Jet Performance, Inc.) from May 1999 to December 2003. He served as a director of Force Protection, Inc. until September 30, 2004. He has over 25 years of senior financial management experience, including the positions of controller, chief financial officer and financial advisor. Mr. Mankal has his Chartered Accountant and Cost Accountant certifications from India. He has received a Certified Management Accountant in the United States. He is a fellow of the Institute of Chartered Accountants of India, fellow of the Institute of Cost and Works Accountants of India and a member of the Institute of Management Accountants in the United States. He holds a Bachelors Degree in Commerce from Bangalore University.

MICHAEL J. GALLO, Director

Michael J. Gallo began his professional career in 1980 as a United States Air Force Officer stationed at the former Norton Air Force Base in San Bernardino, California.  He designed and managed a variety of base facility and airfield construction projects and directed mobility deployment forces to establish remote airfields and base operations worldwide.  After serving his country, Mr. Gallo joined TRW Ballistic Missiles Division to support the USAF in the development and deployment of the Peacekeeper and Small ICBM Weapon Systems as manager of the Systems Design and Cost organization.  In 1989, he served as the Director of Program Control for the TRW Launch Services Organization, supporting commercial access to space initiatives for the emerging global telecommunications satellite industry.

In 1993, Mr. Gallo co-founded Kelly Space & Technology, Inc., now celebrating over 21 years in business, conducting aerospace research, development and testing at the former Norton Air Force Base, where he oversees the day-to-day operations of the Company and provides leadership to the development and commercialization of the Company's technology.  As an inventor and technology developer, Mike has led the implementation of science, technology, engineering and mathematics (STEM) education programs, training initiatives and industry associations designed to strategically drive economic growth.

For over 30 years, Mr. Gallo has served in top leadership roles for many local business, education, non-profit and community based organizations.  In 2010, Mike founded Technical Employment Training, Inc., a non-profit business and education partnership, providing intensive skills training where students earn national industry certifications within an on-the-job training environment and are placed into high-demand careers.

In November 2011, Mr. Gallo was elected to the San Bernardino City Unified School District Board of Education where he serves as President, focusing on strengthening our schools to inspire, engage and prepare students for success in college and careers.  He has developed tangible business-education partnerships that provide relevant, exciting, hands-on, applied learning instruction and training as an essential component of effective academic instruction to improve student engagement, academic growth, scholastic achievement and career readiness.

Mr. Gallo was also appointed by Governor Brown to the California Workforce Investment Board in 2012 where he serves as Chairman of the Career Pathways and Education Committee and member of the Executive Board.  He is focused on innovation, technology development and aligning Education, Workforce Investment and Economic Development as the passport to prosperity for our communities.  He believes that it is critical to the future of our Nation to be steadfast in creating a technologically-literate, high-quality, skilled workforce able to meet the occupational demands of a globally-competitive economy.

JOHN ERICH LEWIS, Director

John Erich Lewis has 26 years of experience in management of various aviation operations and government related programs. As the Program Manager and Quality Assurance Manager of the Kelly Space & Technology, Inc. Jet and Rocket Test Facility, Dr. Lewis is responsible for the implementation of government contracts and technical demonstrations of Kelly's technologies. Along with Kelly, Dr. Lewis co founded the nonprofit Technical Employment Training Inc. and serves as the Executive Director providing training and job placement in the machine trades for the displaced workforce. Prior to Kelly, Dr. Lewis was at Gulfstream Aerospace where he managed special projects regarding Lean Manufacturing on the production line, specializing in the aircraft electrical system assembly methods. This included sequence of production planning, manpower requirements and design of electrical installations in the corporate jets. Prior to Gulfstream Dr. Lewis worked with Lockheed-Martin providing direct support of U.S. Army units as a consultant to civilian and U.S. Army personnel. Additionally, he held flight status as a civilian and performed test flights on refurbished military aircraft. Dr. Lewis earned a Ph.D. in Aviation Management from Corllins University, a Masters of Aeronautical Science in Aviation Management, a Masters in Aviation System Safety and a Bachelor of Science in Professional Aeronautics from Embry-Riddle Aeronautical University. He also holds a minor in Aviation Safety and is a licensed aircraft Airframe and Powerplant mechanic. Dr. Lewis served in the U.S. Army as a volunteer with Special Operations, he served with the 160th Special Operations Aviation Regiment (Airborne) as a Blackhawk helicopter crewchief assigned to temporary duty stations throughout the world performing classified missions with elite, multi-national armed forces and completing training at the Army's Airborne Infantry School, Air Assault School, Tactical Transport Helicopter Repair School and the JFK Special Warfare Center and School. Dr. Lewis is a decorated combat veteran during his participation in Operation Just Cause in Panama, and Operation Desert Shield and Desert Storm in the Middle East. Dr. Lewis is a life member in the VFW.

Following the Acquisition and Purchase Agreement

The Company's executive officers following the execution of the Acquisition and Purchase Agreement and Effective Date and directors (who will be appointed once the waiting period required by the Exchange Act has expired) are and will be:

Name	Age	Position
Arturo "Jake" Sanchez	60	CEO, Director (1)
Raimundo Dias	45	Corporate Secretary and Director (2)
Lawrence Litowitz	66	Interim CFO, Director (1)
John Stol	51	Director (2)

Key Advisors:
Ralph I. Abravaya	63	Advisory Board Member
Bart Siegel	65	Advisory Board Member
Leonard Makowka, M.D., Ph.D., FRCS(C), FACS	62	Strategic Medical Manager
Dr. Christopher JWB Leggett	55	Chief Medical Doctor

(1)     Mr. Sanchez and Mr. Litowitz are appointed Directors effective ten days after the mailing of the Section 14(f) Notice to Shareholders.

(2)     Appointed directors effective May 13, 2016.

Additional staff and consultants will be added as the Company grows.

INCOMING OFFICERS AND DIRECTORS

Arturo "Jake" Sanchez, age 60, CEO and Director (Director effective ten days after mailing this 14(f) to shareholders)

Arturo "Jake" Sanchez was appointed CEO May 13, 2016.  Mr.Sanchez was appointed CEO on May 13, 2016.  He is also appointed a Director to be effective ten days after the mailing of the Section 14(f) Notice to Shareholders. Jake is a seasoned executive with extensive skills in operations, technology, P&L oversight, direct and non-direct channel sales and marketing working with both startups and growth organizations.  He is a results oriented leader with proven accomplishments in strategic positioning using process driven approach to manage and scale organizations. He comes with a track record of increasing revenue, driving down costs, growing the bottom line while driving up productivity.  He has worked extensively in disruptive market opportunities where technology, regulations, and laws create havoc and change in existing markets allowing new players to enter the marketplace.

Mr. Sanchez was founder and Chairman/ CEO of Planning Technologies, Inc. where he developed leadership tactics focused on growth and revenue. PTI was recognized as one of the nation's premier leading providers of consulting and engineering services. The company grew under Mr. Sanchez's leadership to include more than 200 employees serving a worldwide client base of Fortune 100 companies and U.S. government agencies.  While working with the Veterans Administration Mr. Sanchez and his company designed, developed, integrated, and installed one of the first tele medicine applications for remote heart monitoring and diagnostics.

While at Sunrise Computer Systems in Atlanta, GA., he designed corporate data networks for large hospital systems most notably Piedmont Hospital in Atlanta.  He also worked with Wellstar, Georgia Baptist, Emory, and Northside Hospital

Mr. Sanchez has been recognized as one of the nation's top entrepreneurs. Planning Technologies, Inc. won distinction as the Atlanta Hispanic Chamber of Commerce Hispanic Business of the Year, The Small Business Administration (SBA) Minority/Supplier of the year, the fastest growing Hispanic firm of the year, and The Department of Agriculture Minority Firm of the year. Mr. Sanchez has been recognized as a finalist for the Ernst & Young Entrepreneur of the Year Award and as a member of various High Tech 50 awards for Hispanic Magazine and various other technology publications.

He has served on the boards of the Red Cross, Georgia State Mack Robinson College of Business, Kennesaw State University Foundation executive committee, Charter Bank, One Georgia Bank (advisor) and was governor-appointed to serve on the Georgia Port Authority Board where he became chair of trade development.   Mr. Sanchez was also recognized as a Kennesaw State University Fellow and was awarded the prestigious Erwin Zaban Entrepreneurial award by the Foundation.

Mr. Sanchez received his undergraduate degree in Finance and was a four-year letterman in wrestling at Marshall University.

Raimundo Dias, age 45, Corporate Secretary and Director

Mr. Dias was appointed Corporate Secretary and Director on May 13, 2016.  Raimundo "Ray" Dias, has over 20 years' experience in financial markets. He is the Founder and Sole Director, Fusion Capital Investments Corp. Before starting his own Merchant Banking firm he held leadership positions as the Senior Vice President at numerous boutique Investment Banking Firms, one of them being the oldest member of the New York Exchange (NYSE) Ladenburg Thalmann, its clearing firm which at the time was UBS. His experience is diversified in sectors including Health Care, Retail, Technology, Bio-Tech and Pharmaceuticals. Also, he participated in raising large sums of capital for various Investment Banking deals. Previously, Ray successfully owned and managed several retail establishments with his family owned businesses.

Mr. Dias received a Bachelor's Degree in Business Marketing in 1995 and in 1993 an Associate's Degree in Business Management from St John's University where he was also elected to a board called Organization of Latin American Students ("OLAS").

Lawrence Litowitz, age 64, Interim CFO and Director (Director effective ten days after mailing this 14(f) to shareholders)

Mr. Litowitz was appointed Interim CFO on May 13, 2016.  He is also appointed a Director to be effective ten days after the mailing of the Section 14(f) Notice to Shareholders. Mr. Litowitz's experience includes over 35 years focusing on entrepreneurial and middle-market companies in a broad range of businesses. He has worked in venture capital, venture capital backed companies and companies with a nation- wide footprint. Additionally, he has participated or led 11 IPO transactions.  Additionally, he has been the CFO of 3 public companies ranging in size from $25mm to $350mm implementing Sarbox programs and interacting with institutional investors on road shows and investor calls. Mr. Litowitz has also been the CFO of a major Private Equity firm participating in many different financing rounds of all types.

He was the Chief Financial Officer for Galen Partners, a leading venture capital firm with over $400 million under management, specializing in healthcare businesses, including high tech enterprises. These included voice recognition technology, specialized data information and high tech infusion system companies. Total revenue of the portfolio companies was over $800 million. While at Galen, he was a member of numerous boards of portfolio companies of which three were taken public. He was the first employee and he structured the firm's due diligence as well as its reporting and accounting policies. Mr. Litowitz's responsibilities included acting as mentor and leader to portfolio Chief Financial Officers and was a liaison to many of Galen's investors.

John Stol, age 51, Board of Director Member

Mr. Stol was appointed Director of Medina International Holdings Company, Inc. on May 13, 2016.  His experience includes establishing startup businesses; running family owned operations; leading mergers and acquisition initiatives; transforming underperforming business models into successful corporations; and managing highly profitable divestures in complex or high risk situations. Mr. Stol is President and a Board Member of Royal Mining Investments, LLC (2009-present), Vice-President and a Board Member of Geologix America Consulting, S.A. (2009-present), and International Sales Director of Johnson, Morgan and White (2009-present) which are all Latin American companies.  Mr. Stol is also a Board Member of Andino International B.V.I and High Management Consulting (Colombia and Equador).  Mr. Stol earned an Industrial/Mechanical Engineer BA from the Universidad de los Andes of Bogota, Colombia in 1987.  In 1988, Mr. Stol received a BA in Psychology and in 1996 and MBA from the Universidad de la Sabana in Bogota, Colombia.  In 2001, he completed the Investors Program LATAM at the University of Miami.

ADVISORY BOARD

Ralph I. Abravaya, age 63, Board of Advisors

Mr. Abravaya was appointed Board of Advisors Member of Medina International Holdings, Inc. on May 13, 2016.  Mr. Abravaya was President of International InterConnect, Inc., (1993-2003) a Communications Company providing National and International Long Distance. He has over 30 years experience as an investor in Real Estate and 7 years experience building and renovating homes in Central Florida. He also has 22 years experience as a USAF Officer, in aviation management positions of ever-increasing scope and responsibility in diversified operations, Flying, logistics, Administration, Supervisory and Command positions.  Mr. Abravaya earned a Master of Arts - Management and Business Administration from Oklahoma University in 1983 and a Bachelor of Science-Aerospace Management from Embry Riddle Aeronautical University in 1971.  His Pilot Ratings include Private; Commercial; Instrument; Multi-Engine; Ground Instructor; and Flight Instructor.

Bart Siegel, 65, Board of Advisors

Mr. Siegel has experience in growth, management and venturing in the areas of security, government contracting, unmanned vehicles night vision systems, payment and identification programs, manufacturing, technologies, product development and technical service industries. His technical and strategic business management experience has resulted in skills in strategic development and implementation, new business development, acquisitions and mergers, alliance development and business turnaround. He has experience in visioning, championing, developing and positioning businesses to maximize value for investors and corporate management through commercialization or venturing within corporate structure.

Dr. Christopher JWB Leggett, age 55, CMD

Dr. Christopher JWB Leggett is a clinical academic interventional cardiologist. He received his board certifications in internal medicine, cardiology and interventional cardiology through the American Board of Internal Medicine. He presents to us with a lifetime of stellar achievement. A Native of Cleveland, Ohio he was born the tenth of eleven children to Willie and Ethel Leggett. At thirteen years of age, he was awarded a three year academic scholarship by the "A Better Chance" organization to attend Phillips Academy in Andover, Massachusetts. After graduation, he received a four year academic scholarship to attend Princeton University. He graduated with a Bachelor of Arts degree in Sociology in 1982. He was a campus leader and member of the Princeton University basketball team.

His education continued at Case Western Reserve School of Medicine where he received his Doctorate of Medicine in 1986. He completed his internal medicine internship and residency at the world renowned Johns Hopkins Hospital in Baltimore, Maryland. He then completed his cardiology fellowship at Emory University School of Medicine. Immediately following his fellowship he remained on faculty at Emory as an attending in the Cardiac Catheterization Laboratory at the Veterans Administration Hospital of Atlanta. Dr. Leggett was then offered a prestigious interventional cardiology fellowship at the University of Alabama at Birmingham under the tutelage of world leader and pioneer of cardiac stent technology, Dr. Gary Roubin. He was subsequently expertly trained in all aspects of coronary and peripheral endovascular interventions and technology.

Leonard Makowka, M.D., PH.D., FRCS(C), FACS, age 62, Strategic Medical Manager

Dr. Makowka was appointed Strategic Medical Manager of Medina International Holdings, Inc. on May 13, 2016. Dr. Makowka earned and received an M.D. in 1977 from the University of Toronto, a Master of Science from the Department of Pathology at the University of Toronto in 1979 and a Doctor of Philosophy in 1982 from the Department of Pathology at the University of Toronto.

The Incoming Directors will be appointed by the current Board of Directors for a two-year term to hold office until the next annual general meeting of the Company's stockholders or until removed from office in accordance with the Company's Bylaws ("Bylaws") and the provisions of the Colorado Revised Statutes. Each of the Company's directors will hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Bylaws and the provisions of the Colorado Revised Statues.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no family relationships between any of our current directors or executive officers and incoming officers. There has not been any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company's total assets at year-end for the last three completed fiscal years, and in which any of the current directors or officers or the Incoming Directors had or will have a direct or indirect material interest, except for the transactions described herein

Other than the transactions discussed herein, we have not entered into any transaction nor are there any transactions in which any of our founders, directors, executive officers, shareholders or any members of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

On April 29, 2016, Medina International Holdings, Inc. (the "Company") entered into an Acquisition and Purchase Agreement with Medical Innovation Holdings, a Joint Venture ("MedHold") with an effective date of April 29, 2016, whereby all of the assets would be acquired by the Company from MedHold. In conjunction therewith, a total of approximately $3,112,599 in debt owed by the Company and its subsidiaries, was released from the Company at closing.

Medical Innovation Holdings, a Joint Venture, is establishing a nationwide, state-by-state, multi-disciplinary medical specialist provider/practice network, staffed by 16 types of Physician Specialists. These specialist Physicians will provide virtual medical consultations to the potential millions of rural patient population base who are chronically underserved. This will be accomplished via a seamless, comprehensive, sophisticated end to end virtual medicine program.

The Company has entered into an Agreement and completed a disposition of assets to Madhava Rao Mankal and Daniel Medina, who agreed to purchase those certain assets known as the "boat assets" and the stock of Harbor Guard Boats, Inc., and have agreed to assume certain of the debts listed in the Agreement (filed as an Exhibit in an 8K with the SEC on May 17, 2016 (www.sec.gov).  Madhava Rao Mankal and Daniel Medina  released the notes to themselves, and  provided releases of the other notes or obligations as to any liability of Medina International Holdings, Inc.  The closing occurred simultaneously and as a condition of the closing of the Acquisition Agreement with Medical Innovation Holdings, Joint Venture. The Company is relieved, through this divestiture, of the large debt of over $1,140,311 carried on its books, and any assets associated therewith, which have all been written off at this time.  The agreement further provided that certain common shares of the Company were surrendered, owned by Albert Mardikian, MGS Gran Sports, Daniel Medina, and Madhava Rao Mankal, totaling 35 million shares, have been cancelled and retired to treasury.

COMPENSATION OF DIRECTORS AND OFFICERS

Stock Option and Award Plan

We have adopted the 2006 Medina International Holdings, Inc. Stock Option and Compensation Award Plan (the "Plan"), which was approved by the board of directors on August 28, 2006 to obtain and retain the services of the types of employees, consultants and directors who will contribute to the Company's long range success and to provide incentives which are linked directly to increases in share value which will incur to the benefit of all stockholders of the Company.

Under the Plan, 2,000,000 shares of common stock shall be reserved and available for issuance. Stock reserved under the plan may consist, in whole or in part, of authorized and unissued shares of treasury shares. The plan shall be administered by either (i) the Board, or (ii) a committee appointed by the Board.

No options were issued or exercised during the fiscal years ended April 30, 2015 and 2014.

EXECUTIVE COMPENSATION

The following table sets forth certain information concerning compensation of the President and our most highly compensated executive officers for the fiscal year ended April 30, 2016:

SUMMARY EXECUTIVES COMPENSATION TABLE

In Dollars

The following table sets forth certain information concerning compensation paid by the Company to the President, Chief Financial Officer, and the Company's most highly compensated executive officers for the fiscal years ended April 30, 2016, 2015, and 2014 the "Named Executive Officers"):

SUMMARY EXECUTIVES COMPENSATION TABLE
Name & Position	Year	Salary	Bonus	Stock awards	Option awards	None Equity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total
		($)	($)	($)	($)	($)	($)	($)	($)

Daniel Medina,	2016	$0	$ -	$ -	$ -	$ -	$ -	$ -	$0
Director &	2015	$120,000	$ -	$ -	$ -	$ -	$ -	$ -	$120,000
President	2014	$120,000	$ -	$ -	$ -	$ -	$ -	$ -	$120,000

Madhava Rao Mankal,	2016	$0	$ -	$ -	$ -	$ -	$ -	$ -	$0
Director &	2015	$120,000	$ -	$ -	$ -	$ -	$ -	$ -	$120,000
CFO	2014	$120,000	$ -	$ -	$ -	$ -	$ -	$ -	$120,000

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR  END

The following table sets forth certain information concerning outstanding equity awards held by the President and the Company's two most  highly  compensated executive  officers  for the fiscal  year ended  April 30, 2016 (the "Named Executive Officers"):

Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR values
			Number of Securities Underlying Unexercised Options/SARS at FY-End	Value of Unexercised In-the-Money Options/SAR at FY-End ($)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable / Unexercisable	Exercisable / Unexercisable
Daniel Medina, Director & President	$-	$-	$-	$-
Madhava Rao Mankal, Director & CFO	$-	$-	$-	$-

Long Term Incentive Plans - Awards in Last Fiscal Year

None.

DIRECTOR COMPENSATION

The following table sets forth certain information concerning compensation paid to our directors for services as directors, but not including compensation for services as officers reported in the "Summary Executives Compensation Table" during the year ended April 30, 2016:

Name	Fees earned or paid in cash ($)	Stock awards ($) (1)	Options awards plan compensation ($)	Non qualified, non-equity incentive earnings ($)	Deferred compensation($)	All other ($)	Total

Daniel Medina, Director & President	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Madhava Rao Mankal, Director & CFO	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Michael J. Gallo, Director	$ -	$ 1,750	$ -	$ -	$ -	$ -	$1,750

John Erich Lewis, Director	$ -	$ 1,750	$ -	$ -	$ -	$ -	$1,750

Total	$ -	$ 3,500	$ -	$ -	$ -	$ -	$3,500

(1) The Company committed to issue 100,000 shares to Mr. Mike Gallo and 100,000 to John Erich Lewis toward services as Directors of the Company for the year ended April 30, 2016, valued at $3,500. These shares were valued based on the closing market price at the time of accrual.

Director Independence

Our board of directors undertook its annual review of the independence of the directors and considered whether any director had a material relationship with us or our management that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, the board of directors affirmatively determined that Messrs. Lewis, Gallo, Dias and Stol are "independent" as such term is used under the rules and regulations of the Securities and Exchange Commission.

DIRECTOR INDEPENDENCE

During the fiscal year ended April 30, 2016, we had two independent directors on our Board. Of our Incoming Directors, at least two are currently anticipated to be independent. We evaluate independence by the standards for director independence established by applicable laws, rules and listing standards, including, without limitation, the standards for independent directors established by the New York Stock Exchange, Inc. and the SEC.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

We are managed under the direction of our board of directors. Therefore, the selection of person or election to the board of directors was neither independently made nor negotiated at arm's length.

Our Board of Directors consists of four (4) individuals, two of whom are officers of the Company. Directors are elected to the Board of Directors for a one (1) year term or until the next shareholders meeting. There are no family relationships among any of our directors, officers or key employees

The Company's Board of Directors is currently working on establishing the following committees for the following purposes:

1) Audit Committee - Oversees the work of the Company's accounting and internal audit processes. The committee is directly responsible for the appointment, compensation, retention, and oversight of the Company's independent auditors.

2) Compensation Committee - The Compensation Committee stays informed as to market levels of compensation and, based on evaluations, recommends compensation levels and systems to the Board. The Compensation Committee recommends to the Board the compensation of the Chief Executive Officer and determines the compensation of the other executive officers.

3) Nominating and Corporate Governance Committee - The Governance and Nominating Committee is responsible for recommending to the Board individuals to be nominated as directors. The committee evaluates new candidates and current directors.

BOARD LEADERSHIP STRUCTURE

As of the date hereof, the Current Company Directors (Messrs. Gallo, Lewis, Dias and Stol) are our only directors.  Mr. Gallo and Mr. Lewis have resigned effective ten days after the mailing of this Section 14(f) Notice to Shareholders. Arturo "Jake" Sanchez and Lawrence Litowitz are appointed Directors effective ten days after the mailing of this Section 14(f) Notice to Shareholders. The Company has no lead independent director since the Company has no independent directors. The Board has determined that his leadership structure is appropriate for the Company given the Company's size and limited resources. Our Board recognizes that no single leadership model is right for all companies and at all times and that, depending on the circumstances, other leadership models, such as separating the role of Chairman of the Board and Chief Executive Officer, might be appropriate. Since the executive officers and the directors of the Company have historically been the same people, there is no separate oversight by the Board of the Company's risk oversight.

MEETINGS OF THE BOARD OF DIRECTORS

During its fiscal year ended April 30, 2016, the Board met telephonically to discuss action matters on several occasions and then executed written consents as to the actions. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company' s operations, a specific nominating policy would be premature and of little assistance until the Company's business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board's review of the candidates' resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its certificate of incorporation or bylaws. The only restrictions are those applicable generally under Colorado corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

The Board has determined not to adopt a formal methodology for communications from shareholders.

Stockholders or other interested parties may communicate with the Company's directors by sending mail to 5805 State Bridge Road, Suite G-328, Duluth, Georgia 30097.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

No person who, during the year ended April 30, 2016, was a director, officer or beneficial owner of more than ten percent of the Company's Common Stock (which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934 (the "Act") failed to file on a timely basis, reports required by Section 16 of the Exchange Act during such fiscal year. The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, nor is the Company aware of any civil proceeding or government authority contemplating any legal proceeding as of the date of this filing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

May 31, 2016	MEDINA INTERNATIONAL HOLDINGS, INC.

By:/s/ Arturo "Jake" Sanchez
Arturo "Jake" Sanchez, CEO